UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Astera Labs, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
04626A103
(CUSIP Number)
September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Jitendra Mohan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,802,603 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,802,603 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,802,603 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (2)
12.	TYPE OF REPORTING PERSON IN

(1)
Consists of shares of Common Stock, par value $0.0001 per share (the “Common Stock”) held in estate planning trusts. The Reporting Person may be deemed to have voting and dispositive power with respect to the shares held by such trusts.

(2)
The percentage of class was calculated based on 158,610,853 shares of Common Stock outstanding as of October 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2024.

ITEM 1.
(1) Name of Issuer:
Astera Labs, Inc. (the “Issuer”).
(2)Address of Issuer’s Principal Executive Offices:

2901 Tasman Drive, Suite 205, Santa Clara, CA 95054

ITEM 2.
(1) Name of Person Filing:
Jitendra Mohan (the “Reporting Person”).
(2)Address or Principal Business Office:

The business address of the Reporting Person is c/o Astera Labs, Inc., 2901 Tasman Drive, Suite 205, Santa Clara, CA 95054.

(3)Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States of America.

(4)Title of Class of Securities:

Common Stock, par value $0.0001 per share.

(5)CUSIP Number:

04626A103

ITEM 3.
Not applicable.

ITEM 4. Ownership.
The ownership information below represents beneficial ownership of Common Stock of the Issuer as of September 30, 2024, based on 158,610,853 shares of Common Stock outstanding as of October 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2024.

(a)	Amount beneficially owned:
The Reporting Person may be deemed to be the beneficial owner of 10,802,603 shares of Common Stock held in estate planning trusts.

(b)	Percent of class: 6.8%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 10,802,603

(ii)  Shared power to vote or direct the vote: 0

(iii)  Sole power to dispose or to direct the disposition of: 10,802,603

(iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.
Not applicable.

ITEM 9.	Notice of Dissolution of Group.
Not applicable.

ITEM 10.	Certification.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 18, 2024

/s/ Jitendra Mohan
Jitendra Mohan